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                               August 18, 2022

       Feng Zhou
       Chief Executive Officer
       Youdao, Inc.
       No. 399, Wangshang Road
       Binjiang District, Hangzhou 310051
       People   s Republic of China

                                                        Re: Youdao, Inc.
                                                            Post-Effective
Amendment No. 4 to Form F-3
                                                            Filed July 26, 2022
                                                            File No. 333-252936

       Dear Dr. Zhou:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 4 to Form F-3 filed July 26, 2022

       Prospectus Summary, page 4

   1. Please amend your disclosure here to state that, to the extent cash in the business is in the
                                                        PRC or a PRC entity,
the funds may not be available to fund operations or for other use outside of the PRC due
to interventions in or the imposition of restrictions and limitations on the ability of
Youdao, Inc. its subsidiaries, or the VIEs by the PRC government to transfer cash. Please
also provide a cross-reference to the relevant disclosure that appears later in the
registration statement.
       Summary of Risk Factors, page 24

   2. We note your response to comment 5 and re-issue in part. Please ensure that each risk
 Feng Zhou
Youdao, Inc.
August 18, 2022
Page 2
      factor cross-reference you have included here includes a reference to the header of the associated risk factor. For example, the first risk factor cross-reference on page 24 of the registration statement refers to page 10 of your annual report on Form 20-F, but does not include a reference to the appropriate risk factor header.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                             Sincerely,
FirstName LastNameFeng Zhou
                                                             Division of
Corporation Finance
Comapany NameYoudao, Inc.
                                                             Office of Trade &
Services
August 18, 2022 Page 2
cc:       Li He
FirstName LastName